KRAMER LEVIN NAFTALIS & FRANKEL LLP

PETER G. SMITH

PHONE  212-715-9401
FAX  212-715-8000
PSMITH@KRAMERLEVIN.COM

July 11, 2014

VIA EDGAR

Mr. Todd K. Schiffman
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Re:

FCB Financial Holdings, Inc.
Registration Statement on Form S-1
Filed June 20, 2014
File No. 333-196935

Dear Mr. Schiffman:

Reference is made to the letter dated July 8, 2014 (the “Comment Letter”) addressed to Mr. Kent Ellert of FCB Financial Holdings, Inc. (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the response to each comment set forth immediately under that comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.  Please note that the Company has included in Amendment No. 1 to the Registration Statement on Form S-1 (“Registration Statement”), which is being filed via EDGAR simultaneously with this letter, the revisions described below, as applicable.

Form S-1 filed June 20, 2014

Our Market Areas, page 2

1.

Please provide us with the data and analysis from SNL Financial on which you rely for your claims of projected population and income growth set forth in the table and disclosure on page 2.

In response to the Staff’s comment, the Company has attached as Annex A to this letter the information from SNL Financial on which it has relied for the claims of projected population and income growth set forth in the table and disclosure on page 2.

The Offering, page 7

2.

We acknowledge your response to comment 8 of our letter to you dated June 10, 2014.  Please revise the first risk factor on page 26 to be consistent with this disclosure.

In response to the Staff’s comment, the Company has revised the first risk factor on page 26 to be consistent with the language on page 8.

Summary Historical Consolidated Financial Data, page 9

3.

We note your asset and credit quality ratios provided on page 10 and also on pages 34 and 52.  We also note the impact of your acquisition of Great Florida Bank on January 31, 2014 in addition to your previous FDIC-assisted transactions coupled with your new loan growth during 2013 and into 2014.  Please revise these disclosures to separately present asset quality ratios differentiated between your acquired loans and your new loans.

U.S. Securities and Exchange Commission

July 11, 2014

In response to the Staff’s comment, the Company has amended the Registration Statement to separately present asset quality ratios differentiated between acquired loans and new loans on pages 10, 34 and 52.

Risk Factors, page 11

4.

We acknowledge your response to comment 10 of our letter to you dated June 10, 2014.  Please quantify the risk by disclosing the percentage and amount of your loans that are less seasoned.

In response to the Staff’s comment, the Company has revised the risk factor on page 17 to include disclosure regarding the percentage and amount of loans that are less seasoned and that have been originated within the past two years.

Management’s Discussion and Analysis, page 38

Great Florida Bank Acquisition, page 41

5.

We acknowledge your response to comment 15 of our letter to you dated June 10, 2014.  Please revise the last paragraph to provide discussion and analysis of any known or anticipated additional costs related to the acquisition for the current and future fiscal years.

In response to the Staff’s comment, the Company has amended the Registration Statement to provide discussion and analysis of the known and anticipated additional costs related to the acquisition for the current and future fiscal years on page 41.

Certain Relationships and Related Party Transactions, page 128

6.

We acknowledge your response to comment 20 of our letter to you dated June 10, 2014.  As we requested, please revise the first paragraph on page 129, consistent with Item 404(a) of Regulation S-K, to disclose the amount of each investment previously made by each of the four recipients of the warrants.

In response to the Staff’s comment, the Company has revised the discussion on page 129 to further clarify the basis on which Messrs. Healy, Lieberman, Tese and Oran, as founders and beneficial owners of substantially all of the Company’s pre-existing equity, received warrants through an in-kind distribution/dividend in respect of such pre-existing equity in November 2009. Respectfully, the Company does not believe that a more detailed description would be called for by Item 404(a) of Regulation S-K, which covers transactions since the beginning of the registrant’s last fiscal year and for the two fiscal years preceding the registrant’s last fiscal year.

Security Ownership of Certain Beneficial Owners and Management, page 130

7.

We acknowledge your response to comment 21 of our letter to you dated June 10, 2014.  Given your added disclosure on page 130 that four funds are the beneficial owners of almost 30 percent of your common stock, please add a risk factor relating to the control by the four major shareholders.  Please disclose the number of your directors that are affiliated with any of the four entities that are beneficial owners of five percent or more of your common stock.  Discuss the control exercised by your directors and named executive officers who are the beneficial owners of almost 17 percent of your common stock.

In response to the Staff’s comment, the Company has amended the Registration Statement to include a risk factor on page 26 titled “Certain of our existing stockholders could exert significant control over the Company and may not make decisions that further the best interests of all stockholders.”  Certain of our directors hold an ownership interest in, and each of Vincent Tese, Daniel Healy and Les Lieberman are managers of the managing member of, Bond Street Investors LLC, one of our principal stockholders, as further disclosed in the footnotes to the beneficial ownership table on pages 131-132.  To the best of the Company’s knowledge, none of our directors or officers are otherwise affiliated with any of the other principal stockholders included in the beneficial ownership table.  The Company has included disclosure regarding the relationship between certain of the directors and Bond Street Investors LLC in the new risk factor on page 26.

U.S. Securities and Exchange Commission

July 11, 2014

*  * *

If you have any questions or comments regarding the Company’s responses to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9401.

Sincerely,

/s/ Peter G. Smith

Peter G. Smith

cc:

Kent Ellert

Paul Burner

Stuart Oran

Annex A

SNL Financial Data

		2013 ESRI				2018 ESRI
Market Name	Key MSA	Population	Median Household Income	Households	Households 100K Plus	Population	Median Household Income	Households	Households 100K Plus	2013-2018 Projected Population (%)	2013-2018 Population CAGR (%)	2013-2018 Projected Median Household Income (%)	2013-2018 Median Household Income CAGR (%)	2013 - % of Households 100K Plus	2018 - % of Households 100K Plus
Cape Coral-Fort Myers, FL	15980	642,626	48,142	269,198	46,422	697,416	56,109	291,630	64,031	8.53	1.65	16.55	3.11	17.24	21.96
Miami-Fort Lauderdale-West Palm Beach, FL	33100	5,657,903	45,243	2,125,548	398,211	5,968,675	53,762	2,239,123	524,622	5.49	1.08	18.83	3.51	18.73	23.43
Naples-Immokalee-Marco Island, FL	34940	331,765	53,051	137,562	32,884	352,335	63,958	146,356	43,474	6.20	1.21	20.56	3.81	23.90	29.70
Orlando-Kissimmee-Sanford, FL	36740	2,203,521	48,032	822,216	142,401	2,367,278	55,963	881,603	194,713	7.43	1.44	16.51	3.10	17.32	22.09

Market Name	State FIPS	Population	Median Household Income	Households	Households 100KPlus	Population	Median Household Income	Households	Households 100KPlus	2013-2018 Projected Population (%)	2013-2018 Population CAGR (%)	2013-2018 Projected Median Household Income (%)	2013-2018 Median Household Income CAGR (%)	2013-%of Households 100K Plus	2018-%of Households 100K Plus
Florida	FL	19,203,613	44,894	7,567,530	1,246,404	20,174,703	53,253	7,945,376	194,717	5.06	0.99	18.62	3.47	16.47	2.45

Market Name	Country	Population	Median Household Income	Households	Households 100KPlus	Population	Median Household Income	Households	Households 100KPlus	2013-2018 Projected Population (%)	2013-2018 Population CAGR (%)	2013-2018 Projected Median Household Income (%)	2013-2018 Median Household Income CAGR (%)	2013-%of Households 100K Plus	2018-%of Households 100K Plus
United States	US	314,467,933	51,314	118,979,182	25,282,780	325,843,774	59,580	123,464,895	31,906,891	3.62	0.71	16.11	3.03	21.25	25.84